Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of January, 2011	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

NATUZZI S.p.A. Signed an Indemnity Agreement with the Chinese Authority for the Natuzzi Factory Relocation

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--January 26, 2011--Natuzzi S.p.A. (NYSE:NTZ), Italy’s largest furniture manufacturer and world’s leading manufacturer of leather-upholstered furniture, announced the signature of an agreement with the Chinese Government to be indemnified, after a request for relocation of one of its Chinese Natuzzi factories into a new zone within the Shanghai district.

The Chinese Government had asked Natuzzi S.p.A. to move one of its factories. The negotiation, for both relocation and compensation, started mid 2009.

The Natuzzi Group, during last year, has completed the construction of the new factory of about 88.000 SQM – twice the size of its previous one - in an area known as “Minhang Export Processing Zone” in Shanghai. This will permit the foreseen production shift by May 2011, and to group in the new factory the entire Chinese Natuzzi production within the next future.

The total indemnity is of 420 million Chinese Yuan (approximately € 46 million at the today exchange rate). The payment will be done by May 2011.

Pasquale Natuzzi, Chairman and CEO of Natuzzi S.p.A., commented: “The negotiation with the Chinese Authority to relocate our factory in a new site, has been undoubtedly long and tough, but at the same time correct and transparent. I am pleased of the positive conclusion and I thank the Chinese Authority with which we have created respectful and collaborative relationship during the last years”.

About Natuzzi
Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of residential upholstered furniture. With consolidated revenues of EUR 515.4 million in 2009, Natuzzi is Italy's largest furniture manufacturer. Natuzzi Group exports its innovative high-quality sofas and armchairs to 130 markets on five continents under two brands, Natuzzi and Italsofa. Cutting-edge design, superior Italian craftsmanship and advanced, vertically integrated manufacturing operations underpin the Company's market leadership. Natuzzi S.p.A. has been listed on the New York Stock Exchange since May 1993. The Company is ISO 9001 and 14001

CONTACT:
Natuzzi Investor Relations
Silvia Di Rosa, Cell.: +39 335 78 64 209
sdirosa@natuzzi.com
or
Natuzzi Corporate Communication
Giacomo Ventolone, Cell.: +39 335 7276939
gventolone@natuzzi.com
or
Vito Basile (Ufficio Stampa), Tel.: + 39 080 8820676
vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date:	January 26, 2011	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi